UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42197

MKDWELL Tech Inc.

1F, No. 6-2, Duxing Road,

Hsinchu Science Park,

Hsinchu City 300, Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms the “Company,” “we,” “us” and “our” refer to MKDWELL Tech Inc. and its subsidiaries.

Application of Home Country Practice Rules

This current report on Form 6-K is being filed to disclose the home country rule exemption of the Company that it has elected to follow.

As a foreign private issuer, we are permitted, in lieu of certain requirements of the Nasdaq Stock Market Rules (the “Nasdaq Rules”) and subject to certain exceptions, to follow the practices of our home country, which for the purpose of such rules is the British Virgin Islands, pursuant to the home country rule exemption set forth under Nasdaq Rules 5615(a)(3).

We elected to be exempt from the requirements as follows:

(i)	Nasdaq Rule 5635(a), pursuant to which shareholder approval is required prior to an issuance of securities of the company in connection with the acquisition of the stock or assets of another company;

(ii)	Nasdaq Rule 5635(b), pursuant to which shareholder approval is required prior to an issuance of securities of the company that will result in a change of control of the company;

(iii)	Nasdaq Rule 5635(c), pursuant to which shareholder approval is required prior to an issuance of securities of the company in connection with equity-based compensation of officers, directors, employees or consultants; and

(iv)	Nasdaq Rule 5635(d), pursuant to which shareholder approval is required prior to an issuance of securities, other than in a public offering, equal to 20% or more of the voting power outstanding at a price that is less than the minimum price defined therein.

Our British Virgin Islands counsel, Ogier, has provided a letter, as required by The Nasdaq Stock Market, certifying that, under British Virgin Islands law and our amended and restated memorandum and articles of association, we are not prohibited from adopting the governance practice as discussed above. A copy of the home country rule exemption letter from the Company’s British Virgin Islands counsel is attached hereto as Exhibit 99.1.

Except for the foregoing, there is no material differences in the Company’s corporate governance practices from those of U.S. domestic companies under the listing standards of The Nasdaq Stock Market.

Exhibits.

Exhibit No.	Description
99.1	Home Country Exemption Letter

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MKDWELL Tech Inc.

Date: March 31, 2026	By:	/s/ Ming-Chia Huang
	Name:	Ming-Chia Huang
	Title:	Chief Executive Officer and Director

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